Room 4561


      September 13, 2005




Mr. Zach Bair
President and Chief Operating Officer
Immediatek, Inc.
2435 N. Central Expressway
Suite 1610
Richardson, TX  75080

      Re:	Immediatek, Inc.
   Form 10-KSB for the fiscal year ended December 31, 2004
   Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005
   File No. 000-26073

Dear Mr. Bair:

      We have reviewed your response to our letter dated May 26,
2005
in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended December 31, 2004

Note 2 - Accounting policies and procedures - Revenue Recognition, page F-7

1. We have reviewed your response to prior comment No. 1, and we reissue the portion of that comment requesting clarification of your accounting policy as it pertains to transaction fees. Disclosure on page 8 indicates that, in addition to the software license fees paid by your customers, "each transaction will attract a fee payable to Immediatek of as high as $0.38 per track." Tell us how you account for these `per track` fees, including the timing of revenue recognition.

2. You state in your response to prior comment No. 1 that you recognize revenue in accordance with SOP 97-2. However, we note that you engage in certain earnings activities that do not involve the sale of software. Tell us why you believe SOP 97-2 is applicable to the sale of CDs and music downloads from your website.  In
addition,
tell us what consideration you have given to the guidance in SAB
104
when accounting for revenue transactions not involving the sale of software.

3. You state in your response to prior comment No. 1 that "the Company includes all PCS fees as part of the initial sales price of the software." Describe the features of the PCS offered in connection with your software, including any specified or unspecified upgrade rights, enhancements or other software deliverables, as well as the duration of the PCS and any renewal terms. Tell us how you account for revenue earned from the sale of PCS, including the timing of revenue recognition and your consideration of the guidance on multiple element arrangements included in SOP 97-2.

4. In your response to our prior comment No. 1 you state that "revenue from custom software development, which is generally billed separately from the Company`s proprietary software, is recognized based on its percentage of completion." You go on to state that revenue recognized under percentage of completion contracts is generally based upon specific milestones achieved as specified in customer contracts. Tell us how you calculate the percentage
complete based on these milestones.    Also, describe the nature
of
these arrangements, including the nature of software developed and whether or not your proprietary software is sold together with the developed software.

5. We have reviewed your response to prior comment No. 2 and we reissue our prior comment requesting information about the nature and significant terms of arrangements with "Artists and/or Labels" or other entities that contract with DiscLive to record concerts. Specifically address any fees received or paid by you in these arrangements and .provide a sample of your agreements to supplement your response.

6. Tell us how you generate revenues from DiscLive, and how you account for those revenues. Compare and contrast the disclosures on page 8 of your Form 10-KSB to your response to our prior comment
No.
2 in which you discuss software sales.

7. We have reviewed your response to prior comment No. 4 and we reissue our prior comment requesting specific information about each element in your multiple-element arrangements and the timing of revenue recognition for each. Your response should clearly identify each element, indicate whether VSOE of fair value has been established for each element, how VSOE was established for each element, and specifically address the timing of revenue recognition for each element (i.e. upon shipment, over the term of an agreement or at some other time). Specifically address your consideration of
SOP 97-2, SOP 98-9, EITF 00-21  and SAB 104 in your response.

8. We have reviewed your response to our prior comment No. 5 and note that you plan to revise your disclosures in future filings.
Please
provide us with your proposed disclosure.

Note 3 - Material Business Combination

9. We note your response to our Prior Comment No. 6, where you state that "Pursuant to FAS 141 and more specifically, EITF 99-12, the shares were valued based on the date of agreement." Clarify whether the "date of agreement" was the measurement date as defined by EITF
99-12 and tell us what date was used. In addition, tell us how you concluded that using the share price on a single date was appropriate given the EITF`s consensus, which states that the value of the acquirer`s marketable equity securities issued to effect a purchase business combination should be determined based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced.

10. We note your response to our Prior Comment No. 7 in which you describe your process for assessing impairment of assets (using undiscounted cash flows). Tell us what authoritative accounting literature you relied upon for assessing impairment of your software technology. In addition, tell us more about the nature of the assets that were written off in 2004 pursuant to your impairment analysis.
Specifically, tell us whether the assets represented software technology to be sold, leased or otherwise marketed as a separate product or as part of a product or process.

11. We note in your response to our Prior Comment No. 7 your reference to `impairment testing of our intangible software technology`. Explain your basis for concluding that the impairment was an operating expense apart from cost of sales. We refer you to
FASB Staff Implementation Guide to SFAS 86, question 17.

12. We note your response to our Prior Comment No. 7 in which you state that you analyzed the carrying value of [your] goodwill in the same manner as previously described when assessing impairment of your intangible software technology (i.e. comparison of undiscounted cash flows for the asset to carrying value). Tell us what consideration you gave to the guidance in SFAS No. 142 which prescribes the process for assessing goodwill impairment. Also, tell us the number of reporting units you have identified and the amount of goodwill assigned to each reporting unit.

Note 10 - Warrants and options

13. We note your response to our Prior Comment No. 9 and we
reissue
the portion of the comment requesting information about whether the
warrants were issued to employees or non-employees and the vesting terms. We also reissue the portion of the comment relating to your consideration of disclosing all material terms of equities issued for
goods and services, the nature and terms of the agreements and the parties involved, the valuation per share/warrant/option of each
equity instrument etc.   In addition, address in your response the
assumptions used in determining the fair value of the warrants issued and the period over which the related amounts were expensed. We refer you to EITF 96-18, 00-18 and SFAS 123.

Note 11 - Related party transactions

14. We note your response to our Prior Comment No. 10.  Tell us more
about the nature, terms and business purpose of this transaction. Specifically, explain what "strategic assets" were acquired, why you issued $2.3 million of common stock for assets recorded at $18,000 and why you were "unable to reliably measure the fair value" of assets acquired. Also tell us what consideration you gave to the guidance in SFAS No. 142 in accounting for the intangible assets acquired and recording those assets at the fair value of
consideration paid.   Please provide a copy of this agreement as a
supplement to your response..

Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30,
2005

Note 3 - Asset acquisition, page 6

15. We note your response to our prior comment no. 11. Tell us, as requested in our prior comment, why you recorded the "difference" between the fair value of the common stock issued and the fair value of assets acquired as non-cash compensation expense. Provide us the authoritative literature you relied on to support your accounting. In addition, was Moving Records, LLC a related party at the time you acquired the assets? Further, in your response, provide the significant terms of the Asset Purchase Agreement and whether any of the terms of the agreement required the owners or employees of Moving
Records LLC to provide future services to your Company, and if so, describe the nature of those services.

* * * * *
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact April Coleman, Staff Accountant, at (202)
551-
3458, or Thomas Ferraro, Senior Staff Accountant, at (202) 551-
3225
or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Kathleen Collins
							Accounting Branch Chief


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Mr. Zach Bair
Immediatek, Inc.
September 13, 2005
Page 1